================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------


                              SARA LEE CORPORATION
                       (Name of Subject Company (Issuer))

                          SARA LEE CORPORATION (Issuer)
 (Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    803111103
                      (CUSIP Number of Class of Securities)

                               Roderick A. Palmore
              Senior Vice President, General Counsel and Secretary
                           Three First National Plaza
                             70 West Madison Street
                             Chicago, Illinois 60602
                                 (312) 726-2600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)
                                    COPY TO:
                          Charles W. Mulaney, Jr., Esq.
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700

                            CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                 Amount of Filing Fee**
--------------------------------------------------------------------------------
             859,097,414                              $171,820
================================================================================

----------

* Assumes the exchange of 41,402,285 shares of common stock, par value $.01 per share, of Sara Lee Corporation, at the exchange ratio of 0.846 shares of Coach, Inc. common stock per share of Sara Lee Corporation common stock.

** Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(a)(4) of the Exchange Act, based on $20.75, the average of the high and low per share sales prices reported on the New York Stock Exchange on March 6, 2001.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $264,888             Filing Party: Coach, Inc
                             ---------------                    ----------------
     Form or Registration No.: 333-54402          Date Filed: January 26, 2001
                               -------------                  ------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  Third-party tender offer           /X/  Issuer tender offer
          subject to Rule 14d-1.                  subject to Rule 13e-4.

     / /  Going-private transaction          / /  Amendment to Schedule 13D
          subject to Rule 13e-3.                  under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

================================================================================

     This Tender Offer Statement on Schedule TO relates to the offer by Sara Lee Corporation, a Maryland corporation (the "Exchange Offer"), to its stockholders to exchange up to 41,402,285 shares of common stock of Sara Lee Corporation, par value $.01 per share ("Sara Lee Common Stock"), for shares of common stock, par value $.01 per share, of Coach, Inc., a Maryland corporation ("Coach Common Stock"). In connection with the Exchange Offer, Coach, Inc. has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-54402) (as amended through the date hereof, the "Registration Statement") to register up to 35,026,333 shares of Coach Common Stock. The terms and conditions of the Exchange Offer are described in the offering circular-prospectus, dated March 8, 2001 (the "Offering Circular-Prospectus"), a copy of which is attached hereto as Exhibit 12(a)(1)(i), and the related Letter of Transmittal and Instructions thereto, copies of which are attached hereto as Exhibit 12(a)(iii) and 12(a)(iv), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the section of the Offering
Circular-Prospectus entitled "Summary-Terms of the Exchange Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

          (a) The subject company and issuer of the securities subject to the exchange offer is Sara Lee Corporation, a Maryland corporation.

          (b) The subject class of equity securities is the Sara Lee Common Stock. As of February 28, 2001, there were 827,823,149 shares of Sara Lee Common Stock outstanding.

          (c) The information set forth in the section of the Offering Circular-Prospectus entitled "Market Prices and Dividend Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

          (a) The principal executive offices of the filing person, Sara Lee Corporation, are located at Three First National Plaza, 70 West Madison Street, Chicago, Illinois, 60602 and its telephone number is (312) 726-2600.

          (b) Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Sara Lee Corporation:

John H. Bryan                 Chairman of the Board

C. Steven McMillan            President, Chief Executive Officer and Director

Cary D. McMillan              Executive Vice President, Chief Financial and
                              Administrative Officer and Director

Frank L. Meysman              Executive Vice President and Director



                                       2

Paul J. Lustig                Executive Vice President

William A. Geoppinger         Senior Vice President

Gary Grom                     Senior Vice President

Mark J. McCarville            Senior Vice President

Roderick A. Palmore           Senior Vice President and General Counsel

Ann E. Ziegler                Senior Vice President

Paul A. Allaire               Director

Frans H.J.J. Andreissen       Director

Duane L. Burnham              Director

Charles W. Coker              Director

James S. Crown                Director

Willie D. Davis               Director

Vernon E. Jordan, Jr.         Director

James L. Ketelsen             Director

Hans B. van Liemt             Director

Joan D. Manley                Director

Rozanne L. Ridgway            Director

Richard L. Thomas             Director

John D. Zeglis                Director

          The address of each director and/or executive officer listed above is c/o Sara Lee Corporation, Three First National Plaza, 70 West Madison Street, Chicago, Illinois 60602.

ITEM 4. TERMS OF THE TRANSACTION.

          (a) The information set forth in the sections of the Offering Circular-Prospectus entitled "The Transaction," "The Exchange Offer," "The Spin-Off" and "Comparison of Rights of Stockholders of Coach and Stockholders of Sara Lee" is incorporated herein by reference.

          (b) The Exchange Offer is open to all holders of Sara Lee Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of Sara Lee Corporation who is a holder of shares of Sara Lee Common Stock may participate in the Exchange Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e)  None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a) The information set forth in the section of the Offering Circular-Prospectus entitled "The Transaction-Background and Reasons For the Exchange Offer" is incorporated herein by reference.

          (b) The information set forth in the section of the Offering Circular-Prospectus entitled "The Transaction-Accounting Treatment" is incorporated herein by reference.

          (c)  None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)  Not applicable.

          (b)  Not applicable.

          (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The following table sets forth the beneficial ownership of Sara Lee Corporation's directors and executive officers as of February 28, 2001. As of February 28, 2001, there were 827,823,149 shares of Sara Lee Commons Stock outstanding. The aggregate beneficial ownership of each of Sara Lee Corporation's directors and executive officers is less than 1 percent of the outstanding shares of Sara Lee Common Stock.

                                                                                OPTIONS         SHARE UNITS
                                                            SHARES OF         EXERCISABLE        AND SHARE         SHARES OF ESOP
           NAME OF BENEFICIAL OWNER                       COMMON STOCK      WITHIN 60 DAYS     EQUIVALENTS (1)    PREFERRED STOCK
           ------------------------                       ------------      --------------     ---------------    ---------------
John H. Bryan(2)(3) ..............................          1,354,932          2,368,563            613,209                573

C. Steven McMillan(2) ............................            227,073          1,493,771            178,028                573

Cary D. McMillan(2) ..............................              4,346            121,667             96,400                 --

Frank L. Meysman(3) ..............................            129,991            936,831            172,100                 --

Paul J. Lustig(3) ................................             51,002            683,234             80,300                367

William A. Geoppinger ............................             96,495            350,597             39,100                537

Gary Grom ........................................            140,593            468,755             35,500                560

Mark J. McCarville ...............................            146,473            510,862             35,500                573

Roderick A. Palmore ..............................             10,333            178,156             38,300                100

Ann E. Ziegler ...................................             33,113            120,565             33,500                205

Paul A. Allaire ..................................             24,057             86,763                 --                 --

Frans H.J.J. Andreissen ..........................             14,998             64,863                 --                 --

Duane L. Burnham(3) ..............................             23,611             60,331                 --                 --

Charles W. Coker(2) ..............................            101,002            114,018                 --                 --

                                                                                OPTIONS         SHARE UNITS
                                                            SHARES OF         EXERCISABLE        AND SHARE         SHARES OF ESOP
           NAME OF BENEFICIAL OWNER                       COMMON STOCK      WITHIN 60 DAYS     EQUIVALENTS (1)    PREFERRED STOCK
           ------------------------                       ------------      --------------     ---------------    ---------------
James S. Crown ...................................             14,300             63,047                 --                 --

Willie D. Davis ..................................             29,110             57,216                 --                 --

Vernon E. Jordan, Jr .............................             26,212             78,170                 --                 --

James L. Ketelsen ................................             47,526            102,655                 --                 --

Hans B. van Liemt ................................             19,405             56,928                 --                 --

Joan D. Manley ...................................             53,687             50,968                 --                 --

Rozanne L. Ridgway ...............................             16,415             57,016                 --                 --

Richard L. Thomas(2) .............................            396,534             82,864              6,322                 --

John D. Zeglis ...................................              4,869             51,476              3,086                 --

Directors and Officers as a group (23 persons) ...          2,966,374          8,159,289          1,331,345              3,488

     (b) Based on the information available to Sara Lee Corporation as of March 8, 2001, the following table sets forth the transactions in shares of Sara Lee Common Stock by Sara Lee executive officers and directors during the past 60 days:

                                     NO. OF    PRICE
NAME                       DATE      SHARES   PER SHARE     TRANSACTION
John H. Bryan              2/5/01      364     $17.8627     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

C. Steven McMillan         2/5/01      369     $17.8627     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

Cary D. McMillan           2/5/01      297     $17.8627     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

Paul J. Lustig             2/5/01      285     $17.8627     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

Gary C. Grom               2/5/01      309     $17.8627     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

Roderick A. Palmore        2/5/01       36     $17.8628     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

                                     NO. OF    PRICE
NAME                       DATE      SHARES   PER SHARE     TRANSACTION
Ann E. Ziegler             2/5/01      350     $17.8628     Purchase of shares of Sara Lee Common Stock
                                                            pursuant to Sara Lee Corporation's Employee
                                                            Stock Purchase Plan.

ITEM 10. FINANCIAL STATEMENTS.

          (a) The following financial statements and financial information are incorporated herein by reference:

               (1) The audited consolidated financial statements of Sara Lee set forth in Sara Lee's Annual Report on Form 10-K for the fiscal year ended July 1, 2000;

               (2) The unaudited consolidated financial statements of Sara Lee set forth in Sara Lee's Quarterly Report on Form 10-Q for the thirteen and twenty-six weeks ended December 30, 2000;

               (3) Reference is made to Exhibit 12 to Sara Lee's Annual Report on Form 10-K for the fiscal year ended July 1, 2000 and Sara Lee's Quarterly Report on Form 10-Q for the thirteen and twenty-six weeks ended December 30, 2000; and

               (4) Reference is made to the section of the Offering Circular-Prospectus entitled "Comparative Per Share Data."

          Copies of the financial statements incorporated herein by reference can be obtained as provided in the section of the Offering Circular-Prospectus entitled "Where You Can Find More Information."


ITEM 11. ADDITIONAL INFORMATION.

          (a)(1) None.

          (a)(2) The information set forth in the section of the Offering Circular-Prospectus entitled "The Exchange Offer" is incorporated herein by reference.

          (a)(3) None.

          (a)(4) None.

          (a)(5) None.

          (b) The information set forth in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 12. EXHIBITS.

          A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorpo rated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 8, 2001                     By: /s/ R. Henry Kleeman
                                            ------------------------------------
                                             R. Henry Kleeman
                                             Vice President, Deputy General
                                             Counsel and Assistant Secretary

                                INDEX TO EXHIBITS


EXHIBIT NO.         DESCRIPTION
-----------         -----------
12(a)(1)(i)         Offering Circular-Prospectus, dated March 8, 2001, incorporated by reference to the Registration Statement

12(a)(1)(ii)        Letter from C. Steven McMillan, incorporated by reference to Exhibit 99.1 to the Registration Statement

12(a)(1)(iii)       Letter of Transmittal, incorporated by reference to Exhibit 99.2 to the Registration Statement

12(a)(1)(iv)        Instructions to Letter of Transmittal, incorporated by reference to Exhibit 99.3 to the Registration Statement

12(a)(1)(v)         Form of Form of Election, incorporated by reference to Exhibit 99.4 to the Registration Statement

12(a)(1)(vi)        Instructions to Form of Election, incorporated by reference to Exhibit 99.5 to the Registration Statement

12(a)(1)(vii)       Checklist for Participation in the Exchange Offer, incorporated by reference to Exhibit 99.6 to the Registration
                    Statement

12(a)(1)(viii)      Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.7 to the Registration Statement

12(a)(1)(iix)       Letter to Clients for use by Brokers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.8 to the Registration Statement

12(a)(1)(ix)        Notice of Solicited Tender, incorporated by reference to Exhibit 99.9

12(a)(1)(x)         Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.10 to the Registration Statement

12(a)(1)(xi)        Instructions Substitute Form W-9 and Forms W-8, incorporated by reference to Exhibit 99.11 to the Registration
                    Statement.

12(a)(1)(xii)       Correspondence to Participants in Sara Lee Employee Savings Plans

12(a)(1)(xiii)      Correspondence to Former Shareholders of Chock full o'Nuts Corporation

12(a)(1)(xiv)       Correspondence to Former Shareholders of Adams-Millis Corporation

12(a)(1)(xv)        Supplemental Disclosure for the Netherlands

12(a)(1)(xvi)       Supplemental Disclosure for Australia


                                        9

12(a)(1)(xvii)      Supplemental Disclosure for the United Kingdom

12(a)(2)            Not Applicable

12(a)(3)            Not Applicable

12(a)(4)            Offering Circular-Prospectus dated March 8, 2001, incorporated by reference to the Registration Statement

12(a)(5)            Newspaper Advertisement of Exchange Offer for Publication in U.S. Newspaper

12(b)               Not Applicable

12(d)               Not Applicable

12(h)               Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois), incorporated by reference to Exhibit 8.1 to the
                    Registration Statement


                                       10